July 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Melissa N. Rocha, Senior Assistant Chief Accountant

RE:	US Ecology, Inc. Form 10-K for the Year Ended December 31, 2015 Filed February 29, 2016 Form 8-K Filed April 28, 2016 File No. 0-11688

Ladies and Gentlemen:

US Ecology, Inc. (“the Company”, “we” or “our”) wishes to respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated July 14, 2016 from Ms. Melissa N. Rocha to Mr. Eric L. Gerratt, (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2015 filed on February 29, 2016, and the Company’s Form 8-K for the quarter ended March 31, 2016 filed on April 28, 2016. The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter. For your convenience, each of the comments from the Staff in the Comment Letter is included in this letter in boldface type followed by our response.

Form 8-K filed April 28, 2016

1.	We note the headlines to your earnings release appear to give more prominence to Adjusted EBITDA without presenting the comparable GAAP measure. We further note you present Pro Forma Adjusted EBITDA for 2016 without presenting a corresponding GAAP amount. These items appear inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

We acknowledge the Staff’s comment with regard to the use of non-GAAP measures in accordance with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Accordingly, we will revise our future earnings releases, beginning with our earnings release for the quarter ended June 30, 2016 to be distributed on or about July 28, 2016, to be consistent with Question 102.10 of the updated Compliance and Disclosure Interpretations.

Securities and Exchange Commission
July 22, 2016

In addition, US Ecology, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information regarding our responses, please feel free to contact me at 208-331-8400.

Sincerely,

/s/ Eric L. Gerratt

Eric L. Gerratt

Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Jeffrey R. Feeler, Chairman, President and Chief Executive Officer Stephen Leitzell, Dechert LLP Allan Hall, Deloitte & Touche LLP